As filed with the Securities and Exchange Commission on March 29, 2005

                                                        Registration 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                    Form S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               SIMTEK CORPORATION
             (Exact name of registrant as specified in its charter)


              Colorado                                           84-1057605
    (State or other jurisdiction                              (I.R.S. Employer
 of incorporation or organization)                           Identification No.)

                            4250 Buckingham Dr. #100
                        Colorado Springs, Colorado 80907
                                 (719) 531-9444
               (Address, including zip code, and telephone number,
              including area code, of Principal Executive Offices)

                                   ----------

                               Douglas M. Mitchell
     Chief Executive Officer, President and Chief Financial Officer (acting)
                               Simtek Corporation
                            4250 Buckingham Dr. #100
                           Colorado Springs, CO 80907
                                 (719) 531-9444
                (Name, address, including zip code and telephone
               number, including area code, of agent for service)

                                   Copies to:
                            Hendrik F. Jordaan, Esq.
                            Holme Roberts & Owen LLP
                        90 S. Cascade Avenue, Suite 1300
                           Colorado Springs, CO 80903
                                 (719) 473-3800

     Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement.

                                 --------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                       CALCULATION OF REGISTRATION FEE(1)

 Title of each class of                        Proposed maximum    Proposed maximum
    securities to be        Amount to be        offering price          aggregate           Amount of
       registered           registered(1)         per share         offering price      registration fee
-----------------------     -------------     -----------------    ----------------     ----------------
Common stock, $.01 par        8,126,936            $0.66(2)           $5,363,778             $631.32
value per share

(1) Comprises 5,159,959 shares of common stock and 2,966,977 shares of common stock issuable upon exercise of warrants with an exercise price of $0.627 per share.

(2) With respect to 5,159,959 shares of common stock, estimated solely for purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the bid and the asked prices of our common stock as reported on the Over-the-Counter Bulletin Board on March 22, 2005. With respect to 2,966,977 shares of common stock issuable upon exercise of warrants with an exercise price of $0.627, estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g), based on the average of the bid and the asked prices of our common stock as reported on the Over-the-Counter Bulletin Board on March 22, 2005 pursuant to Rule 457(c).

                        ---------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 (A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


             PROSPECTUS (SUBJECT TO COMPLETION) DATED MARCH 28, 2005
                                8,126,936 Shares

                               SIMTEK CORPORATION

                                  Common stock

                                   ----------

     This prospectus is being used to register 8,126,936 shares of Simtek Corporation's common stock being offered by the selling security holders, SF Capital Partners Ltd., Bluegrass Growth Fund LP, Bluegrass Growth Fund LTD and Merriman Curhan Ford & Co. 5,159,959 of these shares have been issued to some of the selling security holders in exchange for a $2,500,000 equity financing that some of the selling security holders completed with us on October 12, 2004. In addition to the 5,159,959 shares, the selling security holders received warrants to acquire 2,966,977 shares of our common stock and we are registering these shares under this prospectus.

     The selling security holders may from time to time offer and sell the shares offered under this prospectus in a number of different ways and at varying prices. We provide more information about how the selling security holders may sell the shares in the section entitled "Plan of Distribution" beginning on page 11.

     The selling security holders will receive all of the proceeds from the sale of the shares. The selling security holders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of the shares other than the exercise price payable to us upon the exercise of the warrants.

     Our common stock is traded on the OTC Bulletin Board under the symbol "SRAM." On March 22, 2005, the closing sale price of our common stock was $0.66 per share.


                                 ---------------

See "Risk Factors" beginning on page 4 to read about factors you should consider before buying our stock.

                                 --------------

     Neither the Securities and Exchange Commission nor state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.






                The date of this prospectus is March ____, 2005.

                              --------------------

                                TABLE OF CONTENTS

Summary.....................................................................3

Risk Factors.................................................................4

Special Note Regarding Forward-Looking Statements............................9

Use of Proceeds..............................................................9

Selling Security Holders....................................................10

Description of Securities...................................................11

Plan of Distribution........................................................11

Legal Matters...............................................................13

Experts....................................................................13

Available Information.......................................................13

                                     SUMMARY

     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. PLEASE CAREFULLY READ THE ENTIRE PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE.

OUR COMPANY

     We develop, market and subcontract the production of nonvolatile semiconductor memories. Nonvolatility prevents loss of programs and data when electrical power is removed from the semiconductor. Our memory products feature fast data access and programming speeds. Our products are targeted for use in commercial or military electronic equipment markets. These markets are industrial control systems, office automation, medical instrumentation, telecommunication systems, cable television, and numerous military systems, including communications, radar, sonar and smart weapons. Our wholly owned subsidiary, Q-DOT Group, Inc., specializes in advanced technology research and development for data acquisition, signal processing, imaging and data communications.

     Our principal executive office is located at 4250 Buckingham Dr. #100; Colorado Springs, Colorado 80907. Our telephone number is 719-531-9444.

THE OFFERING

     We are registering 8,126,936 shares of our common stock that may be offered for resale by SF Capital Partners Ltd., Bluegrass Growth Fund LP, Bluegrass Growth Fund LTD and Merriman Curhan Ford & Co. We refer to these companies as the "selling security holders."

     On October 12, 2004, we received $2,500,000 from SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD in return for issuing 5,159,959 shares of our common stock and warrants to acquire 2,579,980 shares of our common stock. In connection with the $2,500,000 equity financing, we issued to Merriman Curhan Ford & Co. warrants to acquire 386,997 shares of our common stock. The warrants issued to the selling security holders have 5-year terms with an exercise price of $0.627 per share.

                                  RISK FACTORS

     YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE BUYING OUR SHARES. THE SEMICONDUCTOR INDUSTRY IS CHANGING RAPIDLY. THEREFORE, THE FORWARD-LOOKING STATEMENTS AND STATEMENTS OF EXPECTATIONS, PLANS AND INTENT IN THIS PROSPECTUS ARE SUBJECT TO A GREATER DEGREE OF RISK THAN SIMILAR STATEMENTS REGARDING SOME OTHER INDUSTRIES.

OUR LIMITED OPERATING CAPITAL AND OUR ABILITY TO RAISE ADDITIONAL MONEY MAY HARM OUR ABILITY TO DEVELOP AND MARKET OUR PRODUCTS

     To date, we have required significant capital for product development, subcontracted production and marketing. We have funded these from the sale of products, the sale of product and technology licenses and from royalties as well as from the sale of our convertible debt and equity securities.

     We have not seen any significant increase in our product sales in the past year and our gross margins are less than we had anticipated. Therefore, our cash requirements for the development, subcontracted production and marketing of our existing product families have been difficult to maintain. We are not sure whether we will be able to achieve an increase in product sales and gross margins. We may need more capital in the next year and after that to develop new products. We are not sure that we will be able to raise more capital on reasonable terms, if at all. If we cannot, then we may not be able to develop and market new products. The development, subcontracted production and marketing of our existing products may also suffer, causing our financial position and stock price to deteriorate.

WE MAY EXPERIENCE OPERATING LOSSES IN THE NEXT SEVERAL YEARS

     We began business in 1987. Through December 31, 2004, we had accumulated losses of approximately $40.0 million. We realized net income for the first time for the year ended December 31, 1997 and continued to realize net income through June 30, 2000. Subsequent to June 30, 2000 and through December 31, 2004, we realized net losses primarily as a result of accounting charges from the purchase of incomplete research and development in September 2000, decreased revenue, decreased gross margins and increased research and development costs related to new product development. We may continue to experience net operating losses for the foreseeable future. Continuing net operating losses could materially harm our results of operations, increase our need for additional capital in the future, and hurt our stock price.

WE MIGHT NOT BE ABLE TO RE-GAIN COMPLIANCE WITH CERTAIN COVENANTS SET FORTH IN OUR LOAN AGREEMENT WITH RENN CAPITAL GROUP; IF WE ARE UNABLE TO DO SO, RENN CAPITAL GROUP COULD ACCELERATE THE $3 MILLION LOAN AND FORECLOSE ON THE COLLATERAL THAT WE GRANTED TO IT

     Our loan agreement with RENN Capital Group (formerly Renaissance Capital Group, Inc.) contains various financial covenants. As of December 31, 2004, we were not in compliance with two of the covenants set forth in the loan agreement which covenants relate to the interest coverage ratio and debt to equity ratio. On March 16, 2005, we received a waiver for the two covenants through January 1, 2006. However, significant variances in future actual operations from our current estimates could result in the reclassification of this note to a current liability. If the note becomes due and we cannot pay it, RENN Capital Group may foreclose on the assets that we pledged as security for the note. This would significantly harm our business.

BECAUSE OUR COMMON STOCK IS LISTED ONLY ON THE OTC ELECTRONIC BULLETIN BOARD, IT WILL BE MORE DIFFICULT TO SELL OUR COMMON STOCK

     Our common stock is listed on the OTC Electronic Bulletin Board under the symbol "SRAM." Our common stock was listed on the Nasdaq Small-Cap Market until July 18, 1995, but, because we no longer met Nasdaq's listing requirements, our common stock transferred to the OTC Electronic Bulletin Board as mandated by Nasdaq rules. We may not be able to meet the requirements for relisting our common stock on Nasdaq in the near future or in the longer term.

     Securities that are not listed on the Nasdaq Small-Cap Market are subject to a Securities and Exchange Commission rule that imposes special requirements on broker-dealers who sell those securities to persons other than their established customers and accredited investors. The broker-dealer must determine that the security is suitable for the purchaser and must obtain the purchaser's written consent prior to the sale. These requirements may make it more difficult for our security holders to sell their securities and may affect our ability to raise more capital. It may also make it harder for you to sell our stock than the stock of some other companies.

IF WE CANNOT RECEIVE SILICON WAFERS WE REQUIRE TO MANUFACTURE OUR PRODUCTS FROM CHARTERED SEMICONDUCTOR MANUFACTURING AT THE VOLUMES OR THE PRICES WE REQUIRE, OUR REVENUES, EARNINGS AND STOCK PRICE COULD SUFFER

     We currently purchase the silicon wafers we require to build our 16 kilobit, 64 kilobit, 5 volt 256 kilobit and 3 volt 256 kilobit memory products from Chartered Semiconductor Manufacturing Plc. of Singapore, or Chartered. We have not had a manufacturing contract with Chartered since 1998. However, we have maintained a good relationship with Chartered for the pricing and delivery of our wafers. Due to our not having a contract with Chartered and the volatility of the semiconductor market, we may have no control over the pricing and availability of the wafers we require in order to build our products. The risk of not receiving the products and pricing we need from Chartered has escalated, but we are evaluating alternative sources of supply. We believe we may have an alternative source for our 3 volt 256 kilobit memory product. However, we cannot assure you that we will secure this or any alternative source. In addition, we do not have an alternative source for our 16 kilobit, 64 kilobit and 5 volt 256 kilobit memory products at this time. If we are unable to obtain the products and pricing we need, our business could suffer.

SINCE WE DEPEND GREATLY ON SUBCONTRACTORS, THEIR POOR PERFORMANCE COULD HURT OUR OPERATIONS

     We subcontract the silicon wafer processing, product assembly, and product testing portions of our business to independent companies. Our operating results depend on these subcontractors' ability to supply us with silicon wafers that meet our specifications and to assemble and test enough of our products to meet our customers' needs.

     We have depended on Chartered to manufacture all of our silicon wafers for our 0.8-micron memory products which accounted for approximately 86% of our total revenue for 2004. These wafers are the raw materials required to manufacture our semiconductor products. Without these wafers, we would be unable to sell our products. If Chartered is unable to meet our silicon wafer needs on time and at a price that we find acceptable, we would have to find another wafer manufacturer. If we cannot find other suppliers, manufacturers or assemblers on acceptable terms, we may not be profitable. In addition, our subcontractors must be audited and recertified by us on a regular basis for us to continue to produce military-qualified products. We cannot assure you that we will be able to complete this recertification successfully or in a timely manner.

THE UNCERTAINTY INVOLVED IN MANUFACTURING SEMICONDUCTORS MAY INCREASE THE COSTS AND DECREASE THE PRODUCTION OF OUR PRODUCTS

     In order for us to be profitable, we must keep our manufacturing costs down and secure the production of sufficient product. Semiconductor manufacturing depends on many factors that are very complex and beyond our control and often beyond the control of our subcontractors. These factors include contaminates in the manufacturing environment, impurities in the raw materials used and equipment malfunctions. Under our arrangements with our subcontractors, our subcontractors pass on to us substantially all of their costs that are unique to the manufacture of our products. Accordingly, these factors could increase the cost of manufacturing our products and decrease our profits. These factors could also reduce the number of semiconductors that our subcontractors are able to make in a production run. If our subcontractors produce fewer of our products, our revenues may decline.

DELAYS IN MANUFACTURING MAY NEGATIVELY IMPACT OUR REVENUE AND NET INCOME

     It takes approximately three months for us to manufacture our semiconductors. Any delays in receiving silicon wafers from our subcontractors will delay our ability to deliver our products to customers. This would delay sales revenue and could cause our customers to cancel existing orders or not place future orders. In addition, if we are not able to make all of our planned semiconductors in a production run this could delay delivery of our products. These delays could occur at any time and would affect our net income.

WE DEPEND ON INDEPENDENT SALES REPRESENTATIVES AND DISTRIBUTORS TO SELL OUR PRODUCTS AND THE TERMINATION OF ANY OF THESE RELATIONSHIPS MAY HARM OUR REVENUE

     We use independent sales representatives and distributors to sell the majority of our products. The agreements with these sales representatives and distributors can be terminated without cause by either party with only 30 to 90 days written notice. If one or more of our sales representatives or distributors terminates our relationship, we may not be able to find replacement sales representatives and distributors on acceptable terms or at all. This would affect our profitability. In addition, during 2004 approximately 35% of our product sales were to three distributors. We are not sure that we will be able to maintain our relationship with these distributors.

DELAYS IN OR FAILURE OF PRODUCT QUALIFICATION MAY HARM OUR BUSINESS

     Prior to selling a product, we must establish that it meets expected performance and reliability standards. As part of this testing process, known as product qualification, we subject representative samples of products to a variety of tests to ensure that performance in accordance with commercial, industrial and military specifications, as applicable. If we are unable to successfully accomplish product qualification for our future products, we will be unable to sell these future products. Even with successful initial product qualifications, we cannot be assured that we will be able to maintain product qualification or achieve sufficient sales to meet our operating requirements.

SINCE THE SEMICONDUCTOR INDUSTRY IS FAST CHANGING, OUR SUCCESS DEPENDS ON OUR ABILITY TO INTRODUCE NEW PRODUCTS

     The semiconductor industry is characterized by rapid changes in technology and product obsolescence. Our success in the semiconductor industry depends in part upon our ability to expand our existing product families and to develop and market new products. The technology we currently use may be made obsolete by other competing or newly developed memory or other technologies. The development of new semiconductor designs and technologies typically requires substantial costs for research and development. Even if we are able to develop new products, the success of each new product depends on several factors including whether we selected the proper product and our ability to introduce it at the right time, whether the product is able to achieve acceptable production yields and whether the market accepts the new product. We cannot guarantee you that we will be successful in developing new products or whether any products that we do develop will satisfy the above factors. In September 2003, we began shipping samples of our 1 megabit 3 volt nonvolatile semiconductor memory product. We cannot assure you that we will not discover technical problems or manufacturing concerns with this new product, that demand will develop for the new product or that we will be able to sell this new product at a profit.

THE CYCLICALITY OF THE SEMICONDUCTOR INDUSTRY MAY PREVENT US FROM MAINTAINING A CONSISTENT REVENUE STREAM AND MAY HARM OUR STOCK PRICE

     The semiconductor industry has historically experienced significant peaks and valleys in sales volumes resulting in large variations of revenues and resulting profits or losses. We do not have direct influence on the nature of the broad semiconductor market. Variations in the revenues and profits within the semiconductor industry may cause us significant losses in the future. If the stock prices of many semiconductor companies decrease, our stock price may also suffer. Recently, the semiconductor industry has experienced increased losses and the stock prices of many semiconductor companies, including us, have fluctuated.

OUR AGREEMENT WITH DONGBUANAM SEMICONDUCTOR TO CO-DEVELOP A SEMICONDUCTOR PROCESS MODULE THAT COMBINES OUR NONVOLATILE TECHNOLOGY WITH ITS ADVANCED 0.25 MICRON DIGITAL COMPLEMENTARY METAL-OXIDE SEMICONDUCTOR FABRICATION WILL RESULT IN SIGNIFICANT EXPENDITURES

     We entered into an agreement with Amkor Technology to cooperate to develop a semiconductor process module that combines our nonvolatile technology with Amkor's advanced 0.25 micron digital complementary metal-oxide semiconductor, or

"CMOS," fabrication line. The module incorporates silicon oxide nitride oxide silicon technology, which will be used to manufacture both high density silicon oxide nitride oxide silicon flash and nonvolatile Static Random Access memories, for stand alone and embedded products. Through 2004, our research and development team along with Amkor's research and development team worked aggressively on the co-development program. The co-development program is scheduled to yield a qualified 1 megabit 3.0 volt nonvolatile Static Random Access memory as the primary development vehicle. In February 2003, Amkor Technology sold a controlling interest of its wafer fabrication facility to DongbuAnam Semiconductor. All contractual obligations were transferred to Anam U.S.A., a wholly-owned subsidiary of DongbuAnam Semiconductor. Our co-development program has not been affected by the change in ownership and we do not expect any material changes in the support required to complete the program. There could, however, be changes made by the newly combined management team that could postpone or cancel this co-development project.

     Since entering into the agreement with DongbuAnam Semiconductor we estimate that we have spent approximately $5,300,000 in development costs. These costs include increases in headcount, contract engineering services, equipment leases, maintenance agreements for software and wafer fabrication costs. If DongbuAnam Semiconductor terminates our agreement there is no guarantee that we could find a suitable replacement. If we cannot find a replacement, a significant delay and cost increase in the introduction of new products could result.

IF WE CANNOT REDUCE OUR MANUFACTURING COSTS RELATED TO OUR NEW 1 MEGABIT MEMORY PRODUCT FAMILY, OUR REVENUES, EARNINGS AND STOCK PRICE COULD SUFFER

     During 2004, we began receiving silicon wafers from DongbuAnam Semiconductor. The silicon wafers received from DongbuAnam Semiconductor are used to manufacture our new 1 megabit product family. Currently, the manufacturing yields we are achieving from these silicon wafers do not meet the requirements we need in order to attain a cost effective solution. Our engineering department, along with DongbuAnam's engineering department, is focusing on increasing this manufacturing yield.

     Through 2004, the manufacturing cost related to the testing of our 1-megabit memory product family has been far greater than is economically acceptable to be cost-effective in volume production. Our engineering department is developing test programs intended to reduce our test cost. If we cannot reduce this cost or improve our manufacturing yields on our 1-megabit memory product family our gross margins could suffer.

THE INTENSE COMPETITION IN THE SEMICONDUCTOR INDUSTRY MAY CAUSE US TO LOSE SALES REVENUE TO OTHER SUPPLIERS

     There is intense competition in the semiconductor industry. We experience competition from a number of domestic and foreign companies, most of which have significantly greater financial, technical, manufacturing and marketing resources than we have. Our competitors include major corporations with worldwide silicon wafer fabrication facilities and circuit production facilities and diverse, established product lines. We also compete with emerging companies, such as Ramtron International Corporation, attempting to obtain a share of the market for our product families. If any of our new products achieve market acceptance, other companies may sell competitive products at prices below ours. This would have an adverse effect on our operating results. We have sold product and technology licenses to Zentrum Mikroelektronik Dresden. We have granted this company unlimited rights to much of our technology through its license agreements with us. Zentrum Mikroelektronik Dresden has entered the market and has become one of our significant competitors

GIVEN THE SCARCITY OF TRAINED PERSONNEL IN THE SEMICONDUCTOR INDUSTRY, THE LOSS OF KEY EMPLOYEES COULD MATERIALLY AFFECT OUR FINANCIAL RESULTS

     Our success depends in large part on our ability to attract and retain qualified technical and management personnel. There are limited personnel trained in the semiconductor industry resulting in intense competition for these personnel. If we lose any of our key personnel, this could have a material adverse affect on our ability to conduct our business and on our financial results.

OUR PATENTS MAY NOT PROVIDE US EFFECTIVE INTELLECTUAL PROPERTY PROTECTION; THIS COULD HARM OUR BUSINESS

     We have been issued 30 U.S. patents relating to specific aspects of our current products. We have also applied outside the United States for patents on our technology. We are not sure that any of the patents for which we have applied will be issued or, even if they are issued, will provide us with meaningful protection from competition. We may also not have the money required to maintain or enforce our patent rights. Notwithstanding our patents, other companies may obtain patents similar or relating to our patents.

     We seek to protect a significant portion of our intellectual property as trade secrets, rather than patents. Unlike patents, trade secrets must remain confidential in order to retain protection as proprietary intellectual property. We cannot assure you that our trade secrets will remain confidential. If we lose trade secret protection, our business could suffer.

IF OUR PRODUCTS AND TECHNOLOGY INFRINGE ON THIRD PARTY PATENTS, OUR PRODUCT SALES MAY SUFFER

     We have not determined whether our products are free from infringement of others' patents. If patent infringement claims are asserted against us and are upheld, we will try to modify our products so that they are non-infringing. If we are unable to do so, we will have to obtain a license to sell those products or stop selling the products for which the claims are asserted. We may not be able to obtain the required licenses. Any successful infringement claim against us, our failure to obtain any required license or requirement for us to stop selling any of our products, may force us to discontinue production and shipment of these products. This may result in reduced product sales and harm our revenues.

     In 1998, we received notice of a claim for an unspecified amount from a foundation that owns approximately 180 patents and 70 pending applications. The foundation claimed that some of the machines and processes used in the building of our semiconductor devices infringe on the foundation's patents. In April 1999, we reached an agreement with the foundation for us to purchase a nonexclusive license of the foundation's patents, based on our product offerings and sales forecast at that time. If our products or actual sales revenue vary significantly from the time of the agreement, we may be subject to additional payments.

     In late 2002, we received notice of possible patent infringement from a corporation that has acquired a portfolio of patents. We have reviewed the claim and believe there are no potential infringements. As of December 31, 2004 we have received no further notification from this corporation. If there are any infringements, we believe we will be able to enter into a licensing agreement with such company without any material impact on us.

FOREIGN CURRENCY EXCHANGE RATE FLUCTUATIONS MAY INCREASE OUR COSTS, LOWER OUR REVENUES AND CAUSE LOSS OF CUSTOMERS TO OUR COMPETITORS

     We purchase materials, including silicon wafers, from outside the United States. In 2004, over 62% of our sales were to customers located outside of the United States. We operate using United States dollars as the functional currency. Changes in foreign currency exchange rates can reduce our revenues and increase our costs. For example, our subcontractors may increase the prices they charge us, on a per purchase order basis, for silicon wafers if the United States dollar weakens. Any large exchange rate fluctuation could affect our ability to compete with manufacturers who operate using foreign currencies. We do not try to reduce our exposure to these exchange rate risks by using hedging transactions. Although we have not had any material losses due to exchange rate fluctuations over the last three years, we cannot assure you that we will not incur significant losses in the future.

IF WE ISSUE SECURITIES AT LOW PRICES IN THE FUTURE, SOME OF OUR SECURITY HOLDERS MAY BE ENTITLED TO ACQUIRE MORE OF OUR SECURITIES, WHICH MAY DILUTE AND HARM THE HOLDERS OF OUR COMMON STOCK

     We may be obligated under agreements with certain of our security holders to issue to them additional securities in exchange for little or no consideration if we sell our securities in the future at or below certain prices. The issuance of such securities could dilute and harm the holders of our common stock.

BECAUSE WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE, YOUR INVESTMENT RETURN MAY BE LIMITED

     We have never paid cash dividends on our common stock. We do not expect to pay dividends in the foreseeable future. We intend to use any earnings to finance growth. You should not expect to receive dividends on your shares of common stock.

IF OUR BOARD OF DIRECTORS AUTHORIZES THE ISSUANCE OF PREFERRED STOCK, HOLDERS OF OUR COMMON STOCK COULD BE DILUTED AND HARMED

     Our board of directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to establish the preferred stock's voting powers, preferences and other rights and qualifications without any further vote or action by the shareholders. The issuance of preferred stock by our board of directors could dilute and harm the rights of the holders of our common stock. It could potentially be used to discourage attempts by others to obtain control of us through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. Given our present capital requirements, it is possible that we may need to raise capital through the sale of preferred stock in the future.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains some "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that are based on the beliefs of our management, as well as assumptions made by and the information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in this prospectus.

     You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent circumstances, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.


                                 USE OF PROCEEDS

     8,126,936 shares are covered by this prospectus. These shares include shares of our common stock issuable upon exercise of warrants issued to the selling security holders incident to our October 12, 2004 equity financing. We will not receive any proceeds from the resale of these shares by the selling security holders. The selling security holders will receive all of the proceeds from the sale of these shares. We will receive the proceeds from the exercise of the warrants by the selling security holders, if any are exercised.

                            SELLING SECURITY HOLDERS

     The following table sets forth information about the selling security holders.

                                                                                     Number of      Percentage
                                                 Number of Shares      Number of      Shares         of Class
                                                Beneficially Owned       Shares      Following       Following
Name and Address of Selling Security Holders     Before Offering        Offered     the Offering    the Offering
--------------------------------------------    -------------------    ---------    ------------    ------------

SF Capital Partners Ltd.                             6,191,951         6,191,951          0              *
3600 South Lake Drive
St. Francis, WI 53235

Bluegrass Growth Fund LP                               773,994           773,994          0              *
122 East 42nd St., Suite 2606
New York, NY 10168

Bluegrass Growth Fund LTD                              773,994           773,994          0              *
Walker House
George Town
Grand Cayman
Cayman Islands

Merriman Curhan Ford & Co.                             386,997           386,997          0              *
601 Montgomery Street, 18th Floor
San Francisco, CA 94111

* Less than 1%

     On October 12, 2004, we closed a $2,500,000 equity financing with SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD. In exchange for the $2,500,000, we issued 4,127,967 shares of our common stock to SF Capital Partners Ltd., 515,996 shares of our common stock to Bluegrass Growth Fund LP and 515,996 shares of our common stock to Bluegrass Growth Fund LTD. The purchase price was based on a 15% discount to the closing price of our common stock as reported on the Over-the-Counter Bulletin Board on October 11, 2004, resulting in a price of $0.4845 per share. In addition to the shares of common stock, SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD received warrants to acquire 2,063,984, 257,998, and 257,998 shares of our common stock, respectively. The warrants have a 5-year term with an exercise price of $0.627 per share. Merriman Curhan Ford & Co., the placement agent for the $2,500,000 equity financing, received a cash payment of $187,500 and warrants to acquire 386,997 shares of our common stock. The warrants have a 5-year term with an exercise price of $0.627 per share. In addition, Merriman Curhan Ford & Co. is entitled to receive another cash payment equal to 7.5% of the capital received by us upon the exercise of the warrants issued to SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD pursuant to the $2,500,000 equity financing (provided such exercise is within an applicable tail period).

                            DESCRIPTION OF SECURITIES

     Our amended and restated articles of incorporation and bylaws provide for a classified board of directors when we have six or more directors. This may have the effect of delaying or preventing changes in control of our management, which could adversely affect the market price of our common stock by discouraging or preventing takeover attempts that might result in the payment of a premium price to our shareholders.

Common Stock

     We are authorized to issue 300,000,000 shares of common stock, par value $0.01 per share. Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. Holders of common stock do not have preemptive rights or rights to convert their common stock into other securities. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of the common stock have the right to a ratable portion of the assets remaining after payment of liabilities. Part of the common stock offered in this prospectus is issuable to the selling securityholders under warrants to purchase 2,966,977 shares of common stock. The warrants have a 5-year term with an exercise price of $0.627 per share. The exercise price of the warrants issued to SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD covering 2,579,980 shares of common stock may be adjusted in the event of a stock split, stock combination, payment of dividends, a merger, a sale of all or substantially all of the assets, a tender offer or exchange offer. In addition, until approximately October 12, 2005, the exercise price of the warrants issued to SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD may be adjusted upon certain issuances by us of our common stock at less than $0.627 per share. The exercise price of the warrants issued to Merriman Curhan Ford & Co. covering 386,997 shares of common stock may be adjusted in the event of a stock split, stock combination or payment of dividends.

Preferred Stock

     Our amended and restated articles of incorporation authorize 2,000,000 shares of $1.00 par value preferred stock. The board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series and the designation of such series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders and may adversely affect the voting power and other rights of the holders of common stock, including the loss of voting control to others. As of the date of this prospectus, there are no shares of preferred stock outstanding.



                              PLAN OF DISTRIBUTION

     The selling security holders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o    privately negotiated transactions;

o to cover short sales made after the date that this registration statement is declared effective by the Securities and Exchange Commission;

o broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

o    a combination of any such methods of sale; and

o    any other method permitted pursuant to applicable law.

     The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling security holders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

     Upon us being notified in writing by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling security holder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon us being notified in writing by a selling security holder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

     The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling security holders and/or the purchasers. Each selling security holder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling security holder's business and, at the time of its purchase of such securities such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

     We have advised each selling security holder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the Securities and Exchange Commission. If a selling security holder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling security holders will be responsible to comply with the applicable provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling security holders in connection with resales of their respective shares under this registration statement.

     We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. If the selling security holders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act.


                                  LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon by Holme Roberts & Owen LLP, Colorado Springs, Colorado.


                                     EXPERTS

     The financial statements of Simtek Corporation, included in our annual reports on Form 10-KSB for the years ended December 31, 2004 and December 31, 2003, have been audited by Hein & Associates LLP, Independent Registered Public Accounting Firm, as set forth in their reports which are incorporated by reference in this prospectus and registration statement. Our financial statements are incorporated by reference in reliance on Hein & Associates LLP's reports, given on their authority as experts in accounting and auditing.


                              AVAILABLE INFORMATION

     This prospectus is part of a registration statement on Form S-2 that we filed with the Securities and Exchange Commission under the Securities Act of 1933. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the Securities and Exchange Commission. We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, we file reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect our reports, proxy statements and other information without charge at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Additional information about Simtek can be obtained from our Internet website at http://www.simtek.com.

     The Securities and Exchange Commission allows us to "incorporate by reference" certain of the information required by this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

     * Financial Statements section of the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003.

     *    Annual  Report on Form 10-KSB for the fiscal year ended  December  31,
          2004.

     *    Current Report on Form 8-K filed on March 18, 2005.

     Upon receipt of an oral or written request we will provide, free of charge, to any person to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Please direct your written requests to:

                               Simtek Corporation
                            4250 Buckingham Dr. #100
                           Colorado Springs, CO 80907
                                 (719) 531-9444
                          Attention: Investor Relations

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of our Common Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

     This prospectus is accompanied by a copy of our most recent Annual Report on Form 10-KSB (which is currently our Annual Report for the fiscal year ended December 31, 2004) as well as a copy of the Financial Statements section from our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby, all of which expenses, except for the Commission registration fee are estimated:

     Securities and Exchange Commission registration fee.............  $   631
     Legal fees and expenses ........................................   10,000
     Accounting fees                                                     3,000
     Miscellaneous...................................................      500
                                                                       -------
     Total...........................................................  $14,131
                                                                       =======

     The above expenses will be borne by us.

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Colorado Business Corporation Act provides that a corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if (a) the person conducted himself or herself in good faith, (b) the person reasonably believed
(1) in the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and (2) in all other cases, that his or her conduct was at least not opposed to the corporation's best interests and (c) in the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. Such indemnification is permitted in connection with a proceeding by or in the right of the corporation only to the extent of reasonable expenses incurred in connection with the proceeding. A corporation may not indemnify a director (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit. The Colorado Business Corporation Act further provides that a corporation, unless limited by its articles of incorporation, shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director or officer, against reasonable expenses incurred by him or her in connection with the proceeding.

     Our amended and restated articles of incorporation contain a provision that requires us to indemnify, to the fullest extent permitted under law, directors and officers against all costs and expenses reasonably incurred in connection with the defense of any claim, action, suit or proceeding, whether civil, criminal, administrative, investigative or other, in which such person may be involved by virtue of being or having been a director, officer or employee. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of Simtek pursuant to the foregoing provisions, or otherwise, Simtek has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 16.  EXHIBITS

All exhibits listed below are incorporated herein by reference.

3.1       Amended and Restated Articles of Incorporation.
3.2       Bylaws.(2)
4.1       1987-I Employee Restricted Stock Plan.(1)
4.2 Form of Restricted Stock Agreement between the Company and Participating Employees.(1)
4.3       Form of Common Stock Certificate.(3)

4.4       Simtek Corporation 1991 Stock Option Plan.(4)
4.5 Form of Incentive Stock Option Agreement between the Company and Eligible Employees.(4)
4.6       1994 Non-Qualified Stock Option Plan.(5 )
4.7       Amendment to the 1994 Non-Qualified Stock Option Plan.(6)
4.8 Q-DOT Group, Inc. Incentive Stock Option Plan of March 1994 adopted by Simtek (15)
4.9 Form of Q-DOT Group, Inc. Incentive Stock Option Agreement between the Company and Eligible Employees.(15)
4.10      Amendment to the 1994 Non-Qualified Stock Option Plan.(15)
4.11      Amendment to the 1994 Non-Qualified Stock Option Plan (23)
5.1       Opinion of Holme Roberts & Owen LLP
10.1 Form of Non-Competition and Non-Solicitation Agreement between the Company and certain of its employees.(1)
10.2 Form of Employee Invention and Patent Agreement between the Company and certain of its employees.(1)
10.3 Product License Development and Support Agreement between Simtek Corporation and Zentrum Mikroelektronik Dresden GmbH dated June 1, 1994(5)
10.4 Cooperation Agreement between Simtek Corporation and Zentrum Mikroelektronik Dresden GmbH dated September 14, 1995(6)
10.5 Manufacturing Agreement between Chartered Semiconductor Manufacturing, PTE, LTD. and Simtek Corporation dated September 16, 1992(6)
10.6 Employment agreement between the Simtek Corporation and Douglas M. Mitchell(8)
10.7 Share Exchange Agreement dated May 9, 2000 between Simtek Corporation and Hugh N. Chapman (9)
10.8 Share Exchange Agreement dated June 16, 2000 between Simtek Corporation and WebGear Inc. (9)
10.9 Share Exchange Agreement dated July 31, 2000 between Simtek Corporation and Jaskarn Johal and Kashmira S. Johal (10)
10.10     Asset Purchase Agreement between Simtek Corporation and WebGear, Inc.
          (11)
10.11 Amendment to Asset Purchase Agreement between Simtek Corporation and WebGear, Inc. (12)
10.12 Agreement and Plan of Merger among Simtek Corporation, W-DOT Group, Inc. and Q-DOT, Inc. (13)
10.13     Employment Agreement between Simtek Corporation and Hugh N. Chapman
          (14)
10.14 Technology Development, License and Product Agreement between Amkor Technology and Simtek (16)
10.15 Manufacturing Services Agreement between Amkor Technology, Inc. and Simtek Corp (16)
10.16 Convertible Loan Agreement between Simtek Corporation as borrower and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Income Trust, PLC and BFSUS Special Opportunities Trust, PLC as lenders (17)
10.17 7.5% $1,000,000 Convertible Debenture between Simtek Corporation and BSFSUS Special Opportunities Trust, PLC (17)
10.18 7.5% $1,000,000 Convertible Debenture between Simtek Corporation and Renaissance Capital Growth & Income Fund III, Inc. (17)
10.19 7.5% $1,000,000 Convertible Debenture between Simtek Corporation and Renaissance Capital US Growth & Income Trust, PLC (17)
10.20 Borrowers Security Agreement between Simtek Corporation as borrower and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Income Trust, PLC and BFSUS Special Opportunities Trust, PLC as lenders (17)
10.21 Pledge Agreement between Simtek Corporation as borrower and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Income Trust, PLC and BFSUS Special Opportunities Trust, PLC as lenders (17)
10.22 Technology Development, License and Product Agreement between Amkor Technology and Simtek - Amended September 2002 (18)
10.23 Assignment, dated February 21, 2003, of the Agreement(s) between Simtek Corporation and Amkor Technology, Inc.(19)
10.24 Securities Purchase Agreement between Simtek Corporation and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Investment Trust, PLC and BFSUS Special Opportunities Trust, PLC(20)

10.25     Form of $1.25 Stock Purchase Warrant(20)
10.26     Form of $1.50 Stock Purchase Warrant(20)
10.27 Amendment dated January 27, 2004 between Simtek Corporation and Baja Properties, LLC (Landlord) (together with amendment dated June 7, 2000 and underlying lease dated July 26, 2000) (21)
10.28 Securities Purchase Agreement, dated October 12, 2004, by and among the Company, SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD (22)
10.29 Form of Warrant (attached as Exhibit A to Securities Purchase Agreement, dated October 12, 2004, by and among the Company, SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD) (22)
10.30 Form of Registration Rights Agreement (attached as Exhibit B to Securities Purchase Agreement, dated October 12, 2004, by and among the Company, SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD) (22)
13.1      Annual Report on Form 10-KSB for the fiscal year ended December 31,
          2004 (24)
23.1      Consent of Independent Registered Public Accounting Firm
23.2      Consent of Holme Roberts & Owen LLP is included in Exhibit 5.1
24.1      Power of Attorney

----------------
(1) Incorporated by reference to the Company's Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on November 19, 1990.
(2) Incorporated by reference to the Company's Amendment No. 1 to Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on February 4, 1991.
(3) Incorporated by reference to the Company's Amendment No. 2 to Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on March 4, 1991.
(4) Incorporated by reference to the Company's Form S-1 Registration Statement (Reg. No. 33-46225) filed with the Commission on March 6, 1992.
(5) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 25, 1995
(6) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 27, 1996
(7) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 24, 1998
(8) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 12, 1999
(9) Incorporated by reference to the Form SB-2 Registration Statement (Reg. No. 333-40988) filed with the Commission on July 7, 2000
(10) Incorporated by reference to the Form 8-K filed with the Commission on August 14, 2000
(11) Incorporated by reference to the Form 8-K filed with the Commission on October 13, 2000
(12) Incorporated by reference to the Company's Amendment No. 2 to From SB-2 Registration Statement (Reg. No. 333-40988)
(13) Incorporated by reference to the Company's Form 8-K filed with the March 23, 2001
(14) Incorporated by reference to the Form SB-2 Registration Statement Amendment #3 (Reg. No. 333-60492) filed with the Commission on September 4, 2001
(15) Incorporated by reference to the Company's Form S-8 Registration Statement (Reg. No. 333-73794) filed with the Commission on November 20, 2001
(16) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 27, 2002
(17) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed with the Commission on August 13, 2002
(18) Incorporated be reference to the Company's Quarterly Report on Form 10-QSB filed with the Commission on November 8, 2002
(19) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 27, 2003
(20) Incorporated by reference from the Current Report on Form 8-K filed by the Company with the SEC on November 12, 2003

(21) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 4, 2004
(22) Incorporated by reference from the Current Report on Form 8-K filed by the Company with the Commission on October 12, 2004
(23) Incorporated by reference to the Company's Form S-8 Registration Statement (Reg. No. 333-1210005) filed with the Commission on December 7, 2004
(24) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 17, 2005

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (17 C.F.R.ss.230.424(b)) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes to, for determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.





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



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, on March 25, 2005.

                                   Simtek Corporation,
                                   a Colorado corporation

                                   By:  /s/ Douglas M. Mitchell
                                       -----------------------------------------
                                       Douglas M. Mitchell
                                       Chief Executive Officer and
                                       President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE


/s/Douglas M. Mitchell
-------------------------------------------------------
Douglas M. Mitchell, Director,
Chief Executive Officer, President and Chief Financial
Officer (acting)
March 25, 2005


/s/Harold Blomquist
-------------------------------------------------------
Harold Blomquist, Chairman of the Board
March 25, 2005


/s/Robert Keeley
-------------------------------------------------------
Robert Keeley, Director
March 25, 2005


/s/Ronald Sartore
-------------------------------------------------------
Ronald Sartore, Director
March 25, 2005


*/s/Robert Pearson
-------------------------------------------------------
Robert Pearson, Director
March 25, 2005


/s/Kimberley Carothers
-------------------------------------------------------
Kimberley Carothers
Controller (Principal Accounting Officer)
March 25, 2005

* By /s/Douglas M. Mitchell, Attorney in Fact








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